Exhibit 99.1

Intelligent Living Application Group Inc. Regains Compliance with Nasdaq’s Minimum Bid Price Rule

HONG KONG, January 15, 2026 /PRNewswire/ — Intelligent Living Application Group Inc. (NASDAQ: ILAG) (“Intelligent Living” or the “Company”), a premium lockset manufacturer and distributor headquartered in Hong Kong, announced today that it has regained compliance with the $1 minimum bid price requirement under the continued listing requirements of the Nasdaq Stock Market LLC (“Nasdaq”).

On January 14, 2026, the Company received a written notification from Nasdaq’s Listing Qualifications Department stating that the closing bid price of the Company’s ordinary shares has been $1.00 per share or greater for 10 consecutive trading days, from December 30, 2025 to January 13, 2026. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2).

About Intelligent Living Application Group Inc.

Intelligent Living Application Group Inc. is a premium lockset manufacturer and distributor headquartered in Hong Kong. Intelligent Living manufactures and sells high quality mechanical locksets to customers mainly in the United States and Canada and has continued to diversify and refine its product offerings in the past 40 years to meet its customers’ needs. Intelligent Living obtained the ISO9001 quality assurance certificate and various accredited quality and safety certificates including American National Standards Institute (ANSI) Grade 2 and Grade 3 standards that are developed by the Builders Hardware Manufacturing Association (BHMA) for ANSI. Intelligent Living keeps investing in self-designed automated product lines, new craftsmanship and developing new products including smart locks. For more information, visit the Company’s website at http://www.i-l-a-g.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Intelligent Living Application Group Inc.

Phone: +852 2481 7938

Email: info@i-l-a-g.com